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SEC Mail Processing
Received
FEB 28 2018
WASH, D.C.

SEC FILE NUMBER
8-48886

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Eight Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Adelaide Street West, Suite 2900
(No. and Street)

Toronto	**Ontario, Canada**	**M5H 1S3**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Conrad Beyleveldt **(647) 428-8248**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

333 Bay Street, Suite 4600	Toronto, Ontario	Canada	M5H 2S5
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

DB

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Eight Capital Corp.
(formerly Dundee Securities Inc.)
(a Wholly Owned Subsidiary of Eight Merchant Capital)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

* * * * * *

Eight Capital Corp.
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]	Report of Independent Registered Public Accounting Firm.
[x]	Facing Page.
[x]	Statement of Financial Condition.
[ ]	Statement of Operations.
[ ]	Statement of Changes in Stockholder's Equity.
[ ]	Statement of Cash Flows.
[ ]	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
[x]	Notes to Financial Statements.
[ ]	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ]	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).
[ ]	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x]	An Affirmation..
[ ]	A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Conrad Beyleveldt, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Eight Capital Corp. as of and for the year ended December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature CONRAD BEYLEVELDT

Chief Financial Officer
Title

Sworn/Declared before me at
Toronto, Ontario
this 27 day of Feb 2018.

Notary Public

Jonathan Blake McClung
Barrister & Solicitor
Notary Public & Commissioner of Oaths
for the Province of Ontario
My Commission is of unlimited duration.
No Legal Advice was given

RED SEAL NOTARY INC.
25 Adelaide St. East #100
Toronto, ON M5C 3A1
(888) 922-7325
www.redsealnotary.com

Statement of Financial Condition
(Expressed in U.S. Dollars)

EIGHT CAPITAL CORP.

(formerly Dundee Securities Inc.)
(A Wholly Owned Subsidiary of Eight Merchant Capital)

As at December 31, 2017

With Report of Independent Registered Accounting Firm

KPMG

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto, ON M5H 2S5
Canada

Telephone: (416) 777-8500
Fax: (416) 777-8818
Internet: www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Sole Director
Eight Capital Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eight Capital Corp. (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

This is our initial year serving as the Company's auditor.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 26, 2018
Toronto, Canada

EIGHT CAPITAL CORP.

(A Wholly Owned Subsidiary of Eight Merchant Capital)

Statement of Financial Condition

(Expressed in U.S. Dollars)

As at December 31, 2017

Assets

Cash	$	922,811
Receivable from clearing broker (note 2(a))		279,538
Prepaid expenses		18,545
Income tax recoverable		867
Deferred tax asset (note 7)		3,198
Total assets	$	1,224,959

Liabilities and Stockholder's Equity

Liabilities:		
Due to related parties (note 5)	$	369
Accounts payable and accrued liabilities		55,558
Subordinated loan (note 4)		325,000
Total liabilities		380,927
Stockholder's equity:		
Share Capital (note 3)		1,500,000
Deficit		(655,968)
Total stockholder's equity		844,032
Total liabilities and stockholder's equity	$	1,224,959

See accompanying notes to the statement of financial condition.

Eight Capital Corp. (the "Corporation") (formerly Dundee Securities Inc.), was incorporated on September 20, 1995 under the Ontario Business Corporations Act. On May 26, 2017, Eight Merchant Capital (the "Parent") acquired all the outstanding shares of the Corporation from Dundee Securities Ltd., and on the same day, Articles of Amendment where filed with the Ontario Ministry of Finance to change the name to Eight Capital Corp.

The Corporation is subject to regulation by FINRA and pursuant to United States Securities and Exchange Commission ("SEC") Rule 15c3-3 is exempt under subparagraph (k)(2)(ii) as the Corporation is required to clear all client transactions on a fully disclosed basis through a FINRA registered clearing firm. The Corporation clears transactions for customers through National Financial Services LLC (the "clearing broker") and accordingly, the Corporation does not hold customer funds or safe-keep customer securities.

1. Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in US Dollars, which is the Corporation's functional and presentation currency.

(b) Cash:

Cash includes cash on deposit with Canadian financial institutions.

(c) Foreign currency translation:

Monetary assets and liabilities denominated in foreign currency are translated into U.S. dollars at year-end exchange rates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred.

(d) Income taxes:

The Corporation follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred income tax assets and liabilities represent the differences between the carrying amounts of assets or liabilities and their value for tax purposes. These deferred tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which differences are expected to be recovered or settled. Deferred tax assets related to tax loss carry-forwards are recorded when it is more likely than not that future taxable income will be available to absorb these losses.

1. Significant accounting policies (continued):

(e) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

2. Financial instruments:

(a) Credit risk:

Credit risk is the risk that counterparties to transactions will not fulfill their obligations. The Corporation manages its counterparty credit risk by dealing with counterparties of high credit quality and by managing individual counterparty exposure. During the year, the Corporation's most significant counterparty concentrations were with a Canadian financial institution in the form of cash. In addition, in accordance with the agreement with the clearing broker, the Corporation has lodged a comfort deposit with the clearing broker of $250,000.

(b) Foreign Currency Risk

The Corporation is exposed to foreign currency risk associated with its Canadian Dollar denominated cash and cash equivalent and accounts payable and accrued liabilities that will be settled in Canadian Dollars.

(c) Fair values of financial instruments:

The fair values of financial instruments approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

3. Share Capital:

		2017
Authorized:		
Unlimited common shares without par value		
Issued and outstanding:		
1,500,001 common shares	$	1,500,000

(Expressed in US Dollars)

4. Subordinated loan:

The loan is subordinated to the claims of the general creditors of the Corporation and has been issued pursuant to the standard uniform subordinated loan agreement in the form required by FINRA. The Corporation issued a non-interest bearing subordinated loan, due on October 16, 2018 to Eight Capital (the "Affiliate"), an entity under common control, effective August 16, 2017 for cash proceeds of $325,000 (see note 5). The Corporation has not had any defaults of principal, interest or other breaches with respect to the subordinated loan.

5. Related party transactions and balances:

The Corporation and the Affiliate are under common ownership and management controls. The existence of this control could result in the Corporation's financial position being significantly different than those that would have been presented if the Corporation was autonomous.

The Corporation has $nil payable to the Parent and $369 payable to the Affiliate at December 31, 2017. These amounts are non-interest bearing.

On August 16, 2017, the Corporation issued a non-interest bearing subordinated loan to the Affiliate (see note 4).

6. Regulatory requirements:

The Corporation is subject to SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Corporation is required to maintain minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2017, the Corporation had a net capital of $1,092,886, which was $1,087,886 in excess of the required net capital.

7. Income taxes:

For Canadian tax purposes, the Corporation files a Canadian dollar tax return in Canada.

The deferred tax asset is attributable to the following:		
Corporate Minimum Tax	$	3,198

8. Contingencies and commitments:

From time to time, in connection with its operations, the Corporation may be named as a defendant in actions for damages and costs. On an on-going basis, the Corporation assesses the likelihood of any adverse judgments or outcomes in these matters, as well as ranges on probable losses and costs. A determination of the provision required, if any, for these contingencies is made after analysis of each action. In the normal course of operations, the Corporation provides indemnifications, which are often standard contractual terms, to counterparties in transactions such as service agreements and purchases of goods. Under these agreements, the Corporation agrees to indemnify the counterparty against loss or liability arising from the acts or omissions of the Corporation in relation to the agreement. The nature of the indemnifications in these agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount that the Corporation could be required to pay such counterparties.

9. Subsequent events:

The Corporation has evaluated the effects of subsequent events that have occurred subsequent to December 31, 2017 and through to February 26, 2018, which is the date the financial statements were issued. The Corporation has determined there are no events that impact or require disclosure in these financial statements.